UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Venaxis, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

92262A206
(CUSIP Number)

Catherine Johanna DeFrancesco
365 Bay St. Suite 840
Toronto, ON M5H 2V1
Canada
Tel. (416) 362-4441

Copies to:

Joe Laxague, Esq.
Laxague Law, Inc.
1 East Liberty, Suite 600
Reno, NV 89501
Tel. (775) 234-5221
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Catherine Johanna DeFrancesco
2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
290,404(1)

8. Shared Voting Power
0

9. Sole Dispositive Power
290,404(1)

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
290,404(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
7.49%(2)
14. Type of Reporting Person
IN

(1) Includes shares beneficially owned through the following entities:

DSB Capital, Ltd., a Turks & Caicos company where Ms. DeFrancesco serves as the Trustee – 64,000 shares
DeFrancesco Motorsports, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 49,100 shares
Delavalco Holdings, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 71,500 shares
Delavalco Holdings, Inc., an Florida corporation where Ms. DeFrancesco serves as the President – 54,694 shares
Marcandy Investments Corp., an Ontario corporation where Ms. DeFrancesco serves as the President – 5,000 shares
Namaste Gorgie, Inc., an Ontario corporation where Ms. DeFrancesco serves as the President – 46,110 shares

(2) Based on 3,876,961 shares issued and outstanding as of August 10, 2016, as reported on the issuer’s Form 10-Q filed August 10, 2016.

ITEM 1. SECURITY AND ISSUER

(a) Name of Issuer:

Venaxis, Inc.

(b) Address of Issuer's Principal Executive Offices:

1585 South Perry Street
Castle Rock, Colorado 80104

(c) Title of the class of equity securities to which this statement relates:

Common stock, no par value

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name:

Catherine Johanna DeFrancesco

(b)	Residence or business address:

365 Bay St. Suite 840
Toronto, ON M5H 2V1
Canada

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Ms. DeFrancesco serves as the President and Owner of Delavalco Holdings, Inc., an Ontario corporation.  Her business address is 365 Bay St. Suite 840, Toronto, ON M5H 2V1.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds was the working capital of the entities, as detailed above, through which Ms. DeFrancesco holds her beneficial ownership.

ITEM 4. PURPOSE OF TRANSACTION

The reporting person may engage in discussions with management and security holders of the issuer and other persons with respect to the subject class of securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the reporting person may engage in discussions with management and security holders of the issuer regarding the complexion of the issuer’s board of directors and options for increasing shareholder value. The reporting person plans and proposes to review and analyze such reporting person’s interest in the issuer on a continuing basis and may engage in such discussions, as well as discussions with the issuer, the issuer’s directors and officers and other persons related to the issuer, as the reporting person deems necessary or appropriate in connection with the reporting person’s interest in the issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, the reporting person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors, and security holders of the issuer and other persons related to the issuer with respect to Issuer-Related Securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (g) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the reporting person with respect to the issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer’s board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken. Except as otherwise described herein, no reporting person currently has any plan or proposal that relates to or would result in any of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D. However, the reporting person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of the subject class of securities beneficially owned by the reporting person is stated (and those securities for which the reporting person has a right to acquire, if any, are identified) in items 11 and 13 on the reporting person’s cover page hereto or otherwise herein, based 3,876,960 shares of Common Stock outstanding as of August 10, 2016.

(b) Number of securities for or as to which each reporting person has:

(i)	Sole power to vote or to direct the vote:

See Item 7 on the reporting person’s cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 8 on the reporting person’s cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 9 on the reporting person’s cover page hereto.

(c) During the past sixty days, the only transactions in Common Stock effected by the reporting person were the open market purchases set forth in Exhibit 1.1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1.1	Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2016
Date

/s/ Catherine Johanna DeFrancesco
Catherine Johanna DeFrancesco